UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 6, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Cubes at Glendale Building E Controlled Subsidiary – Litchfield Park, AZ

On April 6, 2023, we directly acquired ownership of a “majority-owned subsidiary” FRIND-Cubes, LLC (the “Cubes at Glendale Building E Controlled Subsidiary”) for an initial purchase price of approximately $2,466,160 which is the initial stated value of our equity interest in the Cubes at Glendale Building E Controlled Subsidiary (the “Cubes at Glendale Building E East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Cubes at Glendale Building E Controlled Subsidiary for an initial purchase price of approximately $22,195,440 (the “Cubes at Glendale Building E Interval Fund Investment” and, together with the Cubes at Glendale Building E East Coast Opportunistic REIT Investment, the “Cubes at Glendale Building E Investment”). The Cubes at Glendale Building E Controlled Subsidiary used the proceeds of the Cubes at Glendale Building E Investment to acquire an industrial building containing approximately 570,080 square feet of net rentable area on an approximately 33-acre site located at 7421 Reems Road, Litchfield Park, AZ 85340 (the “Cubes at Glendale Building E Property”). The initial Cubes at Glendale Building E East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial Cubes at Glendale Building E Investment and the Cubes at Glendale Building E Property occurred concurrently.

The Cubes at Glendale Building E Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Cubes at Glendale Building E East Coast Opportunistic REIT Investment, we have full authority for the management of the Cubes at Glendale Building E Controlled Subsidiary, including the Cubes at Glendale Building E Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total Cubes at Glendale Building E Property purchase price, paid directly by the Cubes at Glendale Building E Controlled Subsidiary.

The total purchase price for the Cubes at Glendale Building E Property was approximately $82,662,000, or approximately $145 per rentable square foot. We anticipate soft costs, financing, and other fees of approximately $2,478,000 bringing the total projected project cost for the Cubes at Glendale Building E Property to approximately $85,140,000. To finance the acquisition of the Cubes at Glendale Building E Property, we secured a $58,000,000 senior loan with PIMCO with a two year term and a floating interest rate benchmarked at SOFR + 4.0%. Additional financing may be pursued at a later date.

The Cubes at Glendale Building E Property was delivered in 2023. The property is currently vacant. We have budgeted for lease up costs and tenant improvement expenses estimating a tenant move in date of early 2024. Professional third party property management will be installed to manage the Cubes at Glendale Building E Property.

The Cubes at Glendale Building E Property is located on approximately 33 acres of improved land at Cubes at Glendale Building E Drive, Litchfield Park, AZ, in Maricopa County. The Cubes at Glendale Building E Property is located in the 303 submarket, 2 miles from the 303 highway which has linkages to Los Angeles, Las Vegas, Central Phoenix, Salt Lake City and more hubs.

The following table contains underwriting assumptions for the Cubes at Glendale Building E Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
Cubes at Glendale Building E	4.0%	4.55%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
Name: Bjorn J. Hall
Title: General Counsel
Date: April 12, 2023